Exhibit 99.2

Quarterhill Inc.

2019 First Quarter

Unaudited Condensed Consolidated
Interim Financial Statements

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(In thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2019	2018
Revenues
License	$27,980	$2,493
Systems	5,602	4,693
Services	646	653
Recurring	5,610	4,170
	39,838	12,009
Cost of revenues (excluding depreciation and amortization)
License	12,806	5,931
Systems	3,793	3,466
Services	290	305
Recurring	2,904	2,032
	19,793	11,734
	20,045	275
Operating expenses
Depreciation of property, plant and equipment	378	395
Amortization of intangibles	5,231	6,751
Selling, general and administrative expenses	6,587	7,053
Research and development expenses	1,179	939
Special charges (Note 11)	1,297	-
	14,672	15,138
Results from operations	5,373	(14,863)

Finance income	(202)	(191)
Finance expense	44	39
Foreign exchange loss (gain)	242	(130)
Other income	(74)	(327)
Income (loss) before taxes	5,363	(14,254)

Current income tax expense (recovery) (Note 12)	4,041	(321)
Deferred income tax expense (recovery) (Note 12)	1,293	(1,888)
Income tax expense (recovery)	5,334	(2,209)

Net income (loss)	$29	$(12,045)

Net income (loss) per share
Basic	$0.00	$(0.10)
Diluted	$0.00	$(0.10)

Weighted average number of common shares
Basic	118,817,466	118,658,249
Diluted	118,817,466	118,658,249

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 First Quarter Financial Results	2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of United States dollars)

	Three months ended March 31,
	2019	2018

Net income (loss)	$29	$(12,045)
Other comprehensive income (loss):
Foreign currency translation adjustment	599	(790)
Comprehensive income (loss)	$628	$(12,835)

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 First Quarter Financial Results	3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

(In thousands of United States dollars)

As at	March 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	$50,406	$63,929
Short-term investments	1,161	1,139
Restricted short-term investments	2,200	2,200
Accounts receivable (net of allowance for doubtful accounts)	37,900	10,812
Other current assets	21	91
Unbilled revenue	4,359	3,990
Income taxes receivable	-	198
Inventories (net of obsolescence) (Note 6)	5,939	5,960
Prepaid expenses and deposits	2,038	2,332
	104,024	90,651
Non-current assets
Accounts receivable	351	415
Right-of-use assets (Note 7)	2,649	-
Property, plant and equipment	2,503	2,655
Intangible assets	82,545	87,425
Investment in joint venture (Note 8)	3,984	3,822
Deferred income tax assets (Note 12)	25,061	27,141
Goodwill	25,303	25,303
	142,396	146,761
TOTAL ASSETS	$246,420	$237,412

Liabilities
Current liabilities
Bank indebtedness	$2,670	$2,598
Accounts payable and accrued liabilities	24,837	18,103
Income taxes payable	63	-
Current portion of right-of-use lease liabilities (Note 7)	681	-
Current portion of deferred revenue	5,631	4,670
Current portion of long-term debt	295	299
Contingent consideration (Note 10)	929	929
	35,106	26,599
Non-current liabilities
Deferred revenue	1,291	1,435
Right-of-use lease liabilities (Note 7)	1,783	-
Long-term debt	153	173
Deferred income tax liabilities (Note 12)	3,540	4,337
	6,767	5,945
TOTAL LIABILITIES	41,873	32,544

Shareholders’ equity
Capital stock (Note 9)	419,111	419,111
Additional paid-in capital	23,138	22,957
Accumulated other comprehensive income	16,842	16,243
Deficit	(254,544)	(253,443)
	204,547	204,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$246,420	$237,412

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 First Quarter Financial Results	4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Cash generated from (used in):
Operations
Net income (loss)	$29	$(12,045)
Non-cash items
Stock-based compensation	181	156
Depreciation and amortization	5,609	7,146
Foreign exchange loss (gain)	(62)	78
Equity in earnings from joint venture	(74)	(250)
Loss on disposal of assets	-	1
Deferred income tax expense (recovery)	1,293	(1,888)
Embedded derivatives	70	2
Changes in non-cash working capital balances
Accounts receivable	(26,998)	3,940
Unbilled revenue	(359)	1,697
Income taxes receivable	201	-
Inventories	21	(184)
Prepaid expenses and deposits	113	439
Deferred revenue	823	778
Accounts payable and accrued liabilities	6,762	(5,816)
Income taxes payable	63	(593)
Cash used in operations	(12,328)	(6,539)
Financing
Dividends paid (Note 9)	(1,130)	(1,171)
Bank indebtedness	72	(2,057)
Repayment of long-term debt	(24)	(15)
Cash used in financing	(1,082)	(3,243)
Investing
Proceeds from sale of property, plant and equipment	-	11
Purchase of property and equipment	(158)	(123)
Repayment of patent finance obligations	-	(1,390)
Purchase of intangibles	(20)	(40)
Cash used in investing	(178)	(1,542)
Foreign exchange gain (loss) on cash held in foreign currency	65	(75)
Net decrease in cash and cash equivalents	(13,523)	(11,399)
Cash and cash equivalents, beginning of period	63,929	81,818
Cash and cash equivalents, end of period	$50,406	$70,419

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 First Quarter Financial Results	5

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(In thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2018	418,873	22,489	20,111	(199,718)	261,755

Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Stock-based compensation expense	-	156	-	-	156
Dividends declared (Note 9)	-	-	-	(1,171)	(1,171)
Balance - March 31, 2018	$418,873	$22,645	$19,321	$(212,934)	$247,905

Balance - January 1, 2019	419,111	22,957	16,243	(253,443)	204,868

Net income	-	-	-	29	29
Other comprehensive income	-	-	599	-	599
Stock-based compensation expense	-	181	-	-	181
Dividends declared (Note 9)	-	-	-	(1,130)	(1,130)
Balance - March 31, 2019	$419,111	$23,138	$16,842	$(254,544)	$204,547

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 First Quarter Financial Results	6

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.  Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including vertical market software and solutions, intelligent industrial systems, and innovation and licensing.

2.  BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements include the accounts of Quarterhill and its wholly owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.  These unaudited condensed consolidated interim financial statements include only the Company’s net investment and equity in earnings of the joint venture.

These unaudited condensed consolidated interim financial statements are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim period.  As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 together with the accompanying notes.  All inter-company transactions and balances have been eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2018 except for the adoption of accounting standards more fully described below.

Adoption of Accounting Standards

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases” (ASC 842) to increase transparency and comparability among organizations by requiring the recognition of Right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted ASC 842 using the modified retrospective method applied to leases that were in effect on January 1, 2019.  Results for reporting periods beginning after January 1, 2019 are presented under topic ASC 842 while leases in existence at the prior period are not adjusted and continue to be

2019 First Quarter Financial Results	7

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

reported in accordance with our historic accounting under ASC 840.  The Company elected to not recognize right-of-use assets and right-of-use lease liabilities arising from short term leases, not reassess whether any expired or existing contracts are or contain leases, not reassess the lease classification for any expired or existing leases, and not reassess initial direct costs for any existing leases.  The Company also elected to use hindsight in determining the lease term.

The standard had a material impact on the condensed consolidated interim balance sheet with the recognition of right-of-use assets and liabilities but did not have an impact on the condensed consolidated interim statement of operations.

The cumulative effect of the changes made to the Company’s consolidated January 1, 2019 balance sheet, by segment, for the adoption of ASU 2016-02 were as follows:

		Adjustments arising from implementation of ASU 2016-02
	Balances as at December 31, 2018	Licensing	Intelligent Systems	Enterprise Software	Corporate	Balances as at January 1, 2019
Assets
Prepaid expenses and deposits	$2,332	$(69)	$(113)	$-	$-	$2,150
Right-of-use assets	-	323	2,133	246	216	2,918

Liabilities
Right-of-use lease liabilities, current	-	230	470	84	39	823
Right-of-use lease liabilities, long-term	-	24	1,550	162	177	1,913

The following table discloses the impact of adoption, by segment, on the Company’s condensed consolidated interim balance sheet as at March 31, 2019

		Adjustments arising from implementation of ASU 2016-02
	As reported	Licensing	Intelligent Systems	Enterprise Software	Corporate	Without adoption of ASU 2016-02
Assets
Prepaid expenses and deposits	$2,038	$69	$113	$-	$-	$2,220
Right-of-use assets	2,649	(168)	(2,048)	(226)	(207)	-

Liabilities
Right-of-use lease liabilities, current	681	(76)	(481)	(84)	(40)	-
Right-of-use lease liabilities, long-term	1,783	(23)	(1,451)	(142)	(167)	-

2019 First Quarter Financial Results	8

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Significant changes to the accounting policies as a result of adopting ASU 2016-02 are discussed below.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use assets and right-of-use lease liabilities in the consolidated balance sheets. The Company currently does not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and right-of-use lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that the Company will exercise that option, the effects of that exercise are considered in determining the ROU asset and lease liabilities.  Lease expense is recognized on a straight-line basis over the lease term.

The Company has elected to account for lease and non-lease components embedded in its leases as a single lease component.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 2018-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” that gives companies the option to reclassify stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (TCJA) from accumulated other comprehensive income (AOCI) to retained earnings.  The Company has adopted the ASU in the first quarter with no material impact on the financial statements.

Share-based payment awards

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.  The guidance largely aligns the accounting for share-based payment awards issued to employees and non-employees.  Under previous GAAP, the accounting for non-employee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions.  Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost.  The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services.  In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards.  The Company adopted this ASU in the first quarter with no material impact on the financial statements.

2019 First Quarter Financial Results	9

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Future Accounting Pronouncements

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending December 31, 2020. The Company is currently assessing the impact of this new standard.

Fair Value Measurement

In August 2018 the FASB issued Accounting Standards Update 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that has been issued as part of the FASB’s disclosure framework project.   The amendments in this update modify the disclosure requirements on fair value measurement based on concepts in the FASB Concept Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  The Company is currently assessing the impact of this new standard.

Intangibles – Goodwill and Other- Internal-Use Software

In August 2018 the FASB issued Accounting Standards Update 2018-15 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract that provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract.  Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license.   The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense and requires additional quantitative and qualitative disclosures.  The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years.  The Company is currently assessing the impact of this new standard.

2019 First Quarter Financial Results	10

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at March 31, 2019		As at December 31, 2018
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$50,406	$50,406	$63,929	$63,929
Short-term investments	1	1,161	1,161	1,139	1,139
Restricted short-term investments	1	2,200	2,200	2,200	2,200
Derivative financial instrument	2	21	21	91	91
Long-term debt	2	448	448	472	472
Contingent consideration	3	929	929	929	929

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date. Contingent consideration was adjusted to fair value at December 31, 2018  and March 31, 2019 using management’s best estimates of performance to calculate fair value as at the reporting date. Accounts receivable, unbilled revenue, accounts payable and accrued liabilities also approximate fair value due to the short term maturity of these items.

2019 First Quarter Financial Results	11

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.  UNBILLED REVENUE AND DEFERRED REVENUE

Significant changes in unbilled revenue and deferred revenue balances during the three months ended March 31, 2019 are as follows:

	March 31, 2019	December 31, 2018	$ Change	% Change
Unbilled revenue	$4,359	$3,990	$369	9%
Deferred revenue - current	(5,631)	(4,670)	(961)	21%
Deferred revenue - non-current	(1,291)	(1,435)	144	-10%
Net contract assets (liabilities)	$(2,563)	$(2,115)	$(448)	21%

The net change in unbilled revenues of $369 consists of amounts billed to customers and the foreign currency effect of contracts not transacted in U.S. dollars.

Revenue recognized for the three months ended March 31, 2019 that was included in deferred revenue at the beginning of the period was $1,631 (2018 – $1,015).

6.  INVENTORIES

Inventories consist of the following at March 31, 2019:

As at	March 31, 2019	December 31, 2018
Raw materials	$722	$729
Original equipment manufacturer materials	2,758	3,128
Work in process	823	814
Finished goods	1,636	1,289
	$5,939	$5,960

For the three months ended March 31, 2019, the Company recorded non-cash, pretax charges of $46 (for the three months ended March 31, 2018 - $nil) relating to the write down of inventory.

2019 First Quarter Financial Results	12

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.  RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has operating leases for corporate offices, production facilities, and certain equipment.  These leases have remaining lease terms of 6 months to 5 years, some of which include options to extend the leases for up to 10 years.  The Company has classified the assets related to these operating leases as Right-of-use assets and the liabilities associated with the future lease payments under these operating leases as right-of-use lease liabilities.

For the three months ended March 31, 2019
Operating lease expense	$326

Operating cash flows from operating leases	$326

As at March 31, 2019
Right-of-use assets	$2,649

Right-of-use lease liabilities
Current	$681
Long-term	1,783
$2,464

Weighted average remaining lease term	3.7 years

Weighted average discount rate applied	5.45%

Maturities of right-of-use lease liabilities:
Remainder of 2019	$625
2020	712
2021	679
2022	582
2023	113
Thereafter	16
Total lease payments	2,727
Less imputed interest	263
Total	$2,464

2019 First Quarter Financial Results	13

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

8.  INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both the ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the three months ended March 31, 2019 (2018 - $nil). At March 31, 2019 accounts receivable from XPCT was $9 (December 31, 2018 - $17).

	March 31, 2019	December 31, 2018
Carrying value, beginning of the period	$3,822	$3,383
Currency gain (loss) on financial statement translation	88	(186)
Company's share of earnings	74	942
Dividend received	-	(317)
Carrying value, end of the period	$3,984	$3,822

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition.

As at March 31, 2019, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) (December 31, 2018 – 7.5 million yuan or $1.1 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

9. SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2019				2018
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,130	Cdn	$0.0125	US	$1,171

The Company declared quarterly dividends as follows:

	2019		2018
1st Quarter	Cdn	$0.0125	Cdn	$0.0125

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31,
	2019	2018
Basic weighted average common shares outstanding	118,817,466	118,658,249
Effect of stock options	-	-
	118,817,466	118,658,249

2019 First Quarter Financial Results	14

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

For the three months ended March 31, 2019, the effect of stock options totaling 1,146,319 were anti-dilutive (three months ended March 31, 2018 – 2,280,493 were anti-dilutive).

10.  CONTINGENT CONSIDERATION

In connection with the acquisition of VIZIYA on May 4, 2017, the Company agreed to pay the former owners of VIZIYA up to an additional $11,900 upon VIZIYA achieving certain earnings before interest, taxes and amortization (“Eligible Earnings”) targets for the period from April 1, 2017 to July 31, 2019. This amount consists of cash consideration of up to $6,000 and the issuance of up to 3,647,417 additional Common Shares. In addition, if VIZIYA achieves cumulative Eligible Earnings during that period exceeding $11,900, then the Company will pay 50% of that excess as additional contingent consideration until that cumulative Eligible Earnings reaches $24,000.  The liability associated with the expected payment of the contingent consideration obligation was preliminarily valued at $6,450 at the acquisition date. This estimate was calculated using the Monte Carlo simulations model. The Company has subsequently revalued this contingent liability downward to $929 based on actual results to date and management’s estimate of expected Eligible Earnings through to July 31, 2019.   Any further changes to be made to the estimated fair value of contingent consideration in future periods will be included in Special charges in the consolidated statements of operations.

11.  SPECIAL CHARGES

During the three months ended March 31, 2019, one of the Company’s operating subsidiaries continued its restructuring initiatives and concluded an additional workforce reduction in its Canadian operations and significantly reduced its operating lease facilities.  These activities resulted in an additional charge of $1,297.  A reconciliation of the components of expense and accrued liabilities related to these restructuring efforts is as noted below:

	Licensing	Intelligent Systems	Corporate	Total
Three months ended March 31, 2019
Fiscal 2018 Restructuring Program	$1,297	$-	$-	$1,297
Special charges, net	$1,297	$-	$-	$1,297

Fiscal 2018 Restructuring Program
Restructuring accrual as at January 1, 2019	$1,762	$151	$1,300	$3,213
Workforce reduction	967	-	-	967
Facilities costs	330	-	-	330
Total accruals and costs	1,297	-	-	1,297
Less amounts paid during the quarter	2,160	123	1,300	3,583
Restructuring accrual as at March 31, 2019	$899	$28	$-	$927

2019 First Quarter Financial Results	15

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12.  INCOME TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the condensed consolidated interim statements of operations for the three months ended March 31, 2019 and March 31, 2018 is as follows:

	March 31,	March 31,
	2019	2018
Income (loss) before income taxes	$5,363	$(14,254)
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2018 - 26.5%)	1,421	(3,777)
Permanent differences	167	43
Foreign withholding taxes paid	3,867	24
Foreign rate differential	(65)	(54)
Change in valuation allowance	(161)	844
Other	105	711
Income tax expense (recovery)	$5,334	$(2,209)

	March 31,	March 31,
	2019	2018
Income (loss) from continuing operations before income taxes:
Canadian	3,819	(9,144)
Foreign	1,544	(5,110)

Current income tax expense (recovery)
Canadian	512	(333)
Foreign	3,529	12

Deferred income tax expense (recovery)
Canadian	1,431	(1,837)
Foreign	(138)	(51)

2019 First Quarter Financial Results	16

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	March 31,	December 31,
	2019	2018
Deferred tax assets
Difference between tax and book value of capital and intangible assets	8,731	8,834
Tax loss carryforwards	26,820	29,003
Scientific research and experimental development ("SR&ED") carryforwards	6,386	6,376
Investment tax credits	3,062	3,028
Unbilled revenue and prepaid accounts	442	359
Accounts payable and accrued liabilities	363	338
Investments	118	126
Difference between tax and book value of loan receivable	3	3
Deferred tax assets, gross	45,925	48,067
Valuation allowance	(14,993)	(15,146)
Deferred tax assets, net	30,932	32,921
Deferred tax liabilities
Difference between tax and book value of capital and intangible assets	(9,257)	(9,851)
Unbilled revenue and prepaid accounts	(154)	(266)
Deferred tax liabilities	(9,411)	(10,117)
Total deferred tax assets, net	$21,521	$22,804

13.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the three months ended March 31, 2019, the Chief Executive Officer of the Company made decisions and assessed the performance of the Company using three operating segments or reporting units described below.

Licensing – The Licensing segment includes companies that count licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor Licensing, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Intelligent systems – The Intelligent systems segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is IRD, one of the world’s leading providers of integrated systems and solutions for the global ITS industry.

2019 First Quarter Financial Results	17

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The ITS industry is focused on improving the Intelligent systems, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Enterprise software – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “Enterprise software” environment and classifies its related investments in the Enterprise software segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Ontario, Canada, a software company providing Enterprise Asset Management software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency and compliance to ensure customers implement their asset strategies.

The following table reconciles the Adjusted EBITDA measure which is used in the evaluation of the performance of each segment to Net income (loss):

	Three months ended March 31,
	2019	2018
Segment Adjusted EBITDA:
Licensing	$14,755	$(4,763)
Intelligent Systems	(426)	(1,037)
Enterprise Software	(80)	667
Total	14,249	(5,133)

Unallocated corporate expenses	1,789	2,204
Fair value purchase price adjustments	-	224
Stock-based compensation expense	181	156
Depreciation of property, plant and equipment	378	395
Special charges	1,297	-
Amortization of intangibles	5,231	6,751
Results from operations	5,373	(14,863)
Finance income	(202)	(191)
Finance expense	44	39
Foreign exchange loss (gain)	242	(130)
Other income	(74)	(327)
Income (loss) before taxes	5,363	(14,254)
Current income tax expense (recovery)	4,041	(321)
Deferred income tax expense (recovery)	1,293	(1,888)
Income tax expense (recovery)	5,334	(2,209)
Net income (loss)	$29	$(12,045)

2019 First Quarter Financial Results	18

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Segment assets as at March 31, 2019 and December 31, 2018 are as follows:

As at	March 31, 2019	December 31, 2018
Licensing	$110,198	$93,225
Intelligent Systems	45,092	45,453
Enterprise Software	30,933	30,901
Total segment assets	186,223	169,579
Total corporate assets	60,197	67,833
Total assets	$246,420	$237,412

Segment revenue by category for the three months ended March 31, 2019 and 2018 are as follows:

	For the Three months ended March 31, 2019
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$27,620	$-	$360	$27,980
Systems	-	5,602	-	5,602
Services	-	-	646	646
Recurring	505	3,736	1,369	5,610
Total revenue	$28,125	$9,338	$2,375	$39,838

	For the Three months ended March 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$1,257	$-	$1,236	$2,493
Systems	-	4,693	-	4,693
Services	-	-	653	653
Recurring	510	2,719	941	4,170
Total revenue	$1,767	$7,412	$2,830	$12,009

Revenue by geography for the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31,
	2019	2018
Revenues
Korea	$27,000	$97
United States	7,693	6,171
Canada	1,111	500
Chile	667	395
Taiwan	621	102
Australia	214	-
China	162	458
Finland	56	890
Japan	54	911
Thailand	54	385
Germany	28	511
Rest of the world	2,178	1,589
Total revenue	$39,838	$12,009

2019 First Quarter Financial Results	19

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Non-current assets by geography as at March 31, 2019 and December 31, 2018 are as follows:

As at	March 31, 2019	December 31, 2018
Non-current assets
United States	$16,552	$17,615
Canada	123,726	127,450
Belgium	930	707
Chile	1,187	897
Mexico	1	92
Total non-current assets	$142,396	$146,761

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the three months ended March 31, 2019, there was one major customer identified (three months ended March 31, 2018 – none).

Remaining Performance Obligations

As at March 31, 2019 the amount of transaction price allocated to remaining performance obligations was $28,348. The Company expects to recognize approximately 61% of this balance as revenue in the remainder of 2019, 20% in 2020 and 19% thereafter.

14.  RELATED-PARTY TRANSACTION

As part of the iCOMS acquisition, the Company acquired a loan payable to the general manager of the iCOMS division in the amount of $186 (December 31, 2018 – $189) with no fixed repayment terms.  No payment has been made on the loan.  The loan has been classified in the current portion of long-term debt.

2019 First Quarter Financial Results	20